Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Whipr, Inc.
3784 Mission Ave Ste 148
Oceanside, CA 92058
https://whipr.com

Up to $1,069,999.10 in Common Stock at $1.15
Minimum Target Amount: $9,999.25

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Whipr, Inc.
Address: 3784 Mission Ave Ste 148, Oceanside, CA 92058
State of Incorporation: DE
Date Incorporated: May 27, 2020

Terms:

Equity

Offering Minimum: $9,999.25 | 8,695 shares of Common Stock
Offering Maximum: $1,069,999.10 | 930,434 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.15
Minimum Investment Amount (per investor): $250.70

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 8% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 5% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 2% Bonus Shares.

Amount-Based:

$500+ | Tier 1

Receive an additional 10% off any order made through our website.

$1000+ | Tier 2

2% Bonus Shares + Whipr hat + additional 10% off an order made through our website.

$2,500+ | Tier 3

3% Bonus Shares + Whipr hat + your choice of a row package ($788 MSRP) or a paddle/ski package ($657 MSRP). Product supplied excluding shipping and taxes.

$5,000+ | Tier 4

4% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and tax

$10,000+ | Tier 5

6% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and taxes.

** Note these perks do stack with the other live offering perks.*

The 10% StartEngine Owners' Bonus

Whipr will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

We designed a portable ERG machine that fits in your suitcase and can be used for more than 8 different sports like rowing and cross country skiing. Whipr launched on Kickstarter and Indiegogo in August 2020 and has sold over USD $5.7 million in product to over 11,500 customers in 8 months. Our board includes our founder Luke Tipple, FUBU's CEO Daymond John and Crossfit legend Rich Froning Jr.

By combining the base unit with our accessories, Whipr can be used to train multiple modalities including stand-up paddling, cross country skiing, rowing, dragon boating, canoeing, kayaking, swimming, and surfing as well as extension exercises for the arms, legs and glutes. Whipr has been granted a utility patent on our base unit and is patent pending on two more of our accessories. Our system is also expanding with highly demanded accessories such as a wall unit for more permanent installations, a pro version for commercial operations, and a subscription service for training and workout videos.

Whipr Inc. was formed in California in May 2020 before being moved to Delaware in October 2020 where the C Corporation is now registered.

Competitors and Industry

The fitness industry has never seen more rapid growth than in the past 2 years. COVID has been a massive driver of in-home fitness solution sales but the industry does not look to be declining anytime soon. Consumers see the desirability of disconnecting from the gym environment and working out at home, outdoors or on the road.

Whipr is the first product of its kind on the market. There are currently no other portable ERG machines on the planet and no full-sized machines that can be used with such versatility. For the consumer, owning and storing the equipment required to train for each of our modalities is impractical and expensive, we offer over $6,000 worth of full-sized machine functionality for around 15% of the cost.

The home fitness ERG/cardio industry is currently dominated by known companies like Peloton, Nordictrack, Concept2, Mirror and Tonal, all of which have valuations of $500m+. We've found our customers often own one or more of these products and purchase Whipr as a complementary device, or do not have the space or budget for these expensive machines and Whipr is the perfect solution. We really are in a league of our own and the demand for this new category is clear from our sales so far.

Current Stage and Roadmap

We are entirely B2C right now and are in the process of evaluating wholesale and international vendor relationships. Manufacturing is currently in Xiamen, China but part of our next expansion plan is to establish additional manufacturing hubs. Our first manufacturing run is in process and we will be delivering our product worldwide from July through September 2021.

We have several new SKU's that build on our core system in development with the capacity and intention to bring them to market in Q4 2021. We expect a large surge in sales and demand once we have inventory in stock and the UGC (user-generated content) from 11,500+ customers proliferates through social media. We will take advantage of this surge to increase sales towards our goal of USD $10M in sales by the end of 2021. The long-term goal for Whipr, Inc. is to build towards a liquidy/acquisition event in the next 12-36 months.

The Team

Officers and Directors

Name: Luke Tipple

Luke Tipple's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Founder
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Oversight and decision making for all aspects of the business. Current compensation is $100,000 per year.

Other business experience in the past three years:

- **Employer:** Delve Creative LLC
  Title: Executive Producer
  Dates of Service: February 01, 2015 - December 31, 2020
  Responsibilities: Creative lead and business development for a production company with clients in the commercial advertising space as well as television.

Other business experience in the past three years:

- **Employer:** Discovery Channel
  Title: Producer and host
  Dates of Service: March 26, 2012 - Present
  Responsibilities: Host and producer of several TV shows such as Nature Minute and various Shark Week episodes.

Other business experience in the past three years:

- **Employer:** ARLU Inc
  Title: President
  Dates of Service: February 26, 2015 - Present
  Responsibilities: Partner. Consulting and television production.

Name: Adrian Lee

Adrian Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Global Supply Chain
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Managing all aspects of the production and product supply chain including sourcing, factory relations, product development, shipment and logistics. Current compensation is $85,000 per year + 5% of GPM on wholesale deals.

Other business experience in the past three years:

- **Employer:** Global Procurement Solutions
  Title: Director of sourcing
  Dates of Service: January 01, 2012 - March 01, 2021
  Responsibilities: Matches manufacturers in Asia with US customers in many diverse industries. Constantly networking US and Asian business communities and creating new supplier options to enhance profitability for all parties. Knowledgeable on many import/export issues such as logistics, HTS codes, duty rates, and cost models.

Other business experience in the past three years:

- **Employer:** Rep Fitness
  Title: Director of Quality
  Dates of Service: August 01, 2018 - February 01, 2020
  Responsibilities: Managed and developed supply chain, strategic sourcing; identified new suppliers to support future growth; analyzed supply market conditions including tactics to mitigate risk. Identified opportunities for continuous improvement in supplier relationships and performance, quality control, inventory management, product cost reduction and supply chain efficiency Regularly visited overseas supplier sites to audit quality, verify capabilities, and manufacturing capacity

Name: Rebecca Tipple

Rebecca Tipple's current primary role is with The Golden Voice. Rebecca Tipple currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 20, 2020 - Present
  Responsibilities: Silent partner with husband Luke Tipple in ARLU Investments LLC, the major shareholder. No salary is attached to this role.

Other business experience in the past three years:

- **Employer:** The Golden Voice
  Title: CEO
  Dates of Service: January 01, 2011 - Present
  Responsibilities: Managing all aspect of The Golden Voice, a vocal training and artist development studio

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the fitness or technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing solutions for portable and home fitness. Our revenues are therefore dependent upon the market for such products and may be influenced positively or negatively by industry trends and as yet unknown factors.

Some of our products are still in prototype phase and might never be operational products
Some of our products are still in development. It is possible that some of them may never make it past development or released to the public. It is possible that the failure to release a product is the result of a change in business model, or some other factor, that would not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in various stages of development and production. The products being sold as pre-orders are all considered to be finalized and ready for production, but there may be changes in the current or future features that may be made that will positively or negatively impact their effectiveness or market appeal. The products listed as 'sneak peaks' and 'beat stage' are currently concepts, prototypes or working beta versions that may never be released or produced. Delays, increased costs of

production, and failure of the product to meet our performance estimates may be caused by, among other things, supply chain issues, material availability issues, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will appropriate the funds towards the most effective revenue generating parts of its business model. In such case our financial forecasts may be rendered inaccurate and our plans for expansion will not be carried out. Should the cumulative funds of our sales and this raise be insufficient to meet our operational needs we may cease operating and you will get no return on or of your investment. If we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising

and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our current and new products will fail to gain market acceptance for any number of reasons. If the current or new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Our product is brand new to the market and to our knowledge there is no other product like it. Although we currently have a very unique market position, we do compete against other recreational activities and fitness product choices. Our business growth depends on the market interest in portable ERG machines over other activities.

We are an early stage company and have not yet generated any profits

Whipr, Inc. was formed on 05/27/2020. In 2020 Whipr, Inc. incurred a net loss but recorded deferred sales that will be realized in 2021. Although we are expecting that the deferred sales from 2020 and the revenue generated from continued pre-sales in 2021 will be significant here is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We have also been given a utility patent allowance for our base station that we are in the process of strengthening with a child patent application process for broader protection. Should this child patent be denied we will have the original patent allowance issued. Due to the value of this utility patent, competitors may misappropriate or violate the rights owned by the Company. It is also important to understand that the current patent allowance is for the US only however we have filed for the same patent in China and intend to file in other countries as we grow. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
Whipr is currently patent pending on the ski and row accessories. These patents may not be issued and there is no guarantee of intellectual property protection for these products. Further, the Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with all proper authorities worldwide. The Company intends to continue to protect its intellectual property portfolio from violations and strengthen existing intellectual property ownerships with broader applications worldwide. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
ARLU Investments LLC (managed by Luke and Rebecca Tipple)	15,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 930,434 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 17,350,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 17,350,000 shares, includes 15,000,000 shares of common stock and 2,350,000 granted/non-granted options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 15,000,000
  Use of proceeds: Founder equity issuance with no cash attached.
  Date: October 09, 2020
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Options
  Final amount sold: $307,663.80
  Use of proceeds: Options have yet to be excised.
  Date: March 22, 2021
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Options
  Final amount sold: $200,009.80
  Use of proceeds: Options have yet to be excised
  Date: March 01, 2021
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Whipr, inc. requires revenue from sales to operate. The company has funded all operations, inclusive of inventory purchases, from funds raised from pre-orders. In 2021 we secured a loan of $880,000 to fund additional purchase orders. The loan is paid back at a percentage of daily sales and essentially pre-pays our cost of goods sold on these sales, substantially relieving Whipr of its cash burden to fund PO's. We are reliant on continued sales for operational funds and factored financing for inventory purchases.

Foreseeable major expenses based on projections:

Whipr's largest cost burden is inventory. With continued sales, we expect that a substantial portion of the cash burden of inventory will be paid for with factored financing. Product development is an area we expect to invest in with products planned both in the hardware and digital space with new products being added to the Whipr ecosystem and filming content for our subscription service as well as the associated server and technology costs of running such a service.

Future operational challenges:

We expect to deliver product to over 11,500 people worldwide between July and September 2021. With such a large amount of product, we expect challenges in logistics as well as in administration on the customer service side. We believe we're prepared for these challenges but expect that as yet unknown challenges will arise. Further, we anticipate an overwhelmingly positive response from our customers but there will inevitably be issues that arise from product warranty returns, possible unhappy customers and other such issues that a first-time product being market tested will encounter. Again, we believe we are prepared with our customer service team, returns center, and a third-party warranty insurance provider, but expect that as yet unknown challenges will arise.

Future challenges related to capital resources:

We are forecasting a large increase in sales once we are out of pre-order and consumers can see that the product is real and see fellow user reviews. Our current inventory purchasing power may not be enough and will require either another pre-sales period or further investment of capital and/or factored finance to pay for that inventory. This is a normal and expected challenge of a hardware company and we believe we are appropriately prepared, but if the product hits the market with more success than we expect, we may not be able to fulfill orders quickly enough resulting in either cancellations or negative feedback.

Future milestones and events:

Beyond our product launch to market, which we expect to be a significant revenue event, the launch of our subscription service is expected to be substantially beneficial to Whipr. The resulting user-generated content (UGC) and "real product" reviews should support Whipr's growth and encourage our expansion into more factories and manufacturing locations.

Further, we expect that the opportunity to service medical sales will be a lucrative avenue for Whipr, we've also begun talks with select military purchasing officers who have shown interest in the Whipr system for deployed troops.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Whipr has a factored financing loan of $880,000 for inventory purchases. As of the end of May 2021, $404,000 has been drawn and committed to purchase orders. A further $476K is available and expected to be drawn on 6/12/21.

Cash on hand amounts to approximately $2.32MM and is held in business checking and savings accounts at Bank of America. Much of this is committed to purchase orders, order fulfillment and existing product development.

Our corporate credit card has a limit of $34K and we have yet to carry a balance over a billing period.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

All funds from this raise will be commited to the future growth of Whipr. We see them as vital to our expansion and growth, but not necessary for our survival.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We do not consider the funds from this campaign as necessary for the viability of Whipr as a company. Our only current debt is factored finance and relieves us of much of the cash expenses related to future purchase orders. Our operational funds are paid by monthly sales and we forecast sales to increase substantially as we begin to deliver the product. That said, without the funds from this campaign our growth will be slowed by a lack of access to funds for expenses related to new product development, additional staffing, inventory purchases, key marketing, and potential licensing opportunities.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raise as outlined by this campaign will not affect our operating capacity. It would be committed to marketing which in turn will generate sales and increase the investments value. If sales were to continue at current levels or higher we can operate indefinately, if they were to significantly drop (more than 50%) or stop entirely the company would be at risk and perhaps cease to operate in approximately 8 months.

How long will you be able to operate the company if you raise your maximum funding goal?

Should we raise the maximum amount offered by this campaign, we expect that the funds will be spent over the next 24 months with 70% of that being in the first 12 months. The assets purchased and developed with these funds are intended to be revenue generating and self-supporting, reducing or negating the need to raise more except under the same model where further cash injection will result in higher profitability for the company. We predict that with these additional assets, and continued sales, the company will be able to operate indefinitely. Should sales stop, and the money from the raise be spent as planned (with reserves), we expect the company could operate for 12-18 months before being forced to cease operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We expect that after the audit of Whipr is complete, that we will work with Start Engine in raising up to a total of approximately $2.5MM. This is the amount we believe will best serve our expansion needs. Along with a continued relationship with our factored finance companies, we don't forecast the need to raise again.

Indebtedness

- **Creditor:** Wayflyer
  Amount Owed: $404,000.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2022
  Cash advance on future receivables. Wayflyer is a factor financier who has loaned us funds to pay for the next purchase order. So instead of paying for COGS ourselves Wayflyer takes a portion of daily sales against the debt.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $19,952,500.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

Whipr internally valued the company at a pre-money valuation of approximately $19.95MM, or a 3.5x multiplier of the sales to date since August 2020 of $5.7MM. $4.47MM of presales was completed in Q3-Q4 2020 and will be recognized as revenue in 2021. Our applied multiple is below the current industry standard for e-commerce businesses (5.00x) to reflect the risks associated with investing in an early-stage company.

During Q1 2021, Whipr sold $1MM of product at an ARR of $4MM. With three quarters remaining, Whipr is targetting a downside goal of $8MM with the upside goal of $10MM+ of recognized revenue for 2021.

Also factored into and supporting this valuation is the IP we own in the form of utility patents allowed (one for the base unit and one for the row accessory) and utility patents pending (ski accessory), the $564K in tooling assets we own, our database of over 11,500 customers, and our Advisory Board Members which include FUBU CEO Daymond John and 4 x CrossFit Games champion Rich Froning Jr.

Further considered is our significant potential for sales in the medical space, Whipr is currently participating in two clinical studies after which we expect to be recommended as a preferred device for use in preoperative rehabilitation and certain heart failure mitigation treatments, the treatment pool of which exceeds 3 million patients per year in the US alone.

The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.25 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We currently achieve a 4+ ROAS so a $10,000 raise would be best directed into continued sales.

If we raise the over allotment amount of $1,069,999.10, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  20.0%
  Several new SKU's would be launched with direct availability to customers without having to go through a pre-order scenario.

- *Inventory*
  30.0%
  Our sales trajectory averages around 400 sales per month. MOQ's for our major SKU's are 2,000 units with a 4 month lead time. We desire to keep at least 2 months of inventory on hand at any one time and a 2,000 MOQ requires around $600k of investment.

- *Company Employment*
  15.0%
  To scale we need to hire a shipping manager as well as bring our financial analyst and growth manager on in a full time capacity.

- *Marketing*
  15.0%
  Marketing funds would include producing media for advertising as well as for our subscription services.

- *Working Capital*
  16.5%
  Having cash on hand will be important as we scale, the conservative use of working capital will be necessary as we scale and increase profitability.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://whipr.com (whipr.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/whipr

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Whipr, Inc.

[See attached]

WHIPR INC.

(a Delaware corporation)

Unaudited Financial Statements

For the inception period from May 27, 2020 through December 31, 2020

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 16, 2021

To: Board of Directors, WHIPR INC.

Re: 2020 inception Financial Statement Review

We have reviewed the accompanying financial statements of WHIPR INC. (the "Company"), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, changes in shareholders' equity/deficit and cash flows for the inception period from May 27, 2020 through December 31, 2020, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

WHIPR INC.
BALANCE SHEET
As of December 31, 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2020**
Current Assets		
Cash and cash equivalents	$	2,699,060
Accounts receivable		284,240
Total current assets		2,983,300
Total Assets	$	2,983,300
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Credit cards payable	$	(3,380)
Deferred revenue		4,336,172
Total Current Liabilities		4,332,792
Total Liabilities		4,332,792
SHAREHOLDERS' EQUITY		
Common Stock, (20,000,000 shares of $0.0001 par value authorized, 1,765,000 shares issued and outstanding as of December 31, 2020)		177
Common stock receivable		(177)
Additional paid-in capital		--
Retained deficit		(1,349,492)
Total Shareholders' Equity		(1,349,492)
Total Liabilities and Shareholders' Equity	$	2,983,300

WHIPR INC.
STATEMENT OF OPERATIONS
For inception period from May 27, 2020 through December 31, 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020
Revenues, net	$ --
Less: cost of goods sold	--
Gross profit	--
Operating expenses	
Marketing	865,554
Product development	300,548
Other general and administrative	183,087
Total operating expenses	1,349,189
Net Operating Income (Loss)	(1,349,189)
Interest income	303
Tax (provision) benefit	–
Net Income (Loss)	$ (1,349,492)

WHIPR INC.
STATEMENT OF OWNERS' EQUITY
For inception period from May 27, 2020 through December 31, 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Common Stock Receivable	Additional Paid-in Capital	Retained Deficit	Total Shareholders' Equity
	# Shares	$				
Balance as of May 27, 2020 (inception)	**0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Share issuance	1,765,000	177	(177)			0
Net Income (Loss)					(1,349,492)	(1,349,492)
Balance as of December 31, 2020	**1,765,000**	**$ 177**	**$ (177)**	**$ 0**	**$ (1,349,492)**	**$ (1,349,492)**

WHIPR INC.
STATEMENT OF CASH FLOWS
For inception period from May 27, 2020 through December 31, 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

		2020
Operating Activities		
Net Income (Loss)	$	(1,349,492)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable		(284,240)
Increase (Decrease) in deferred revenue		4,336,172
(Increase) Decrease in other current assets		(3,380)
Net cash used in operating activities		2,699,060
Investing Activities		
None		–
Net cash used in operating activities		–
Financing Activities		
None		–
Net change in cash from financing activities		–
Net change in cash and cash equivalents		2,699,060
Cash and cash equivalents at beginning of period		–
Cash and cash equivalents at end of period	$	2,699,060

WHIPR INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

WHIPR INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of California on May 27, 2020 before redomiciling to Delaware via merger on October 2, 2020. The Company develops a portable multi-functional ergometer machine.

Since inception, the Company has been in a development and early revenue stage and has relied on issuing pre-sales of its product to fund its operations. As of December 31, 2020, the Company had negative retained earnings and may incur additional losses prior to generating positive working capital. Despite the pre-sales volume and additional credit obtained, these matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The company initiated a crowd funding campaign in 2021. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $2,699,060.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020, the Company had no net fixed assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more

likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its good to customers. As of December 31, 2020, the Company had not yet delivered any sales but recorded approximately $4,336,000 in pre-sales made through either Kickstarter (approximately $3,160,000), Indiegogo (approximately $118,000) or directly from the Company's website (approximately $1,058,000).

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020 and incurred a cumulative loss since inception. The Company has also had pre-sales of the Company's product totaling approximately $4,336,000. The Company's ability to continue is dependent upon management's plan to raise additional funds, deliver the products agreed to in the pre-sales period and achieve on-going profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has no outstanding debt as of the balance sheet date but has borrowed some funds subsequent to December 31, 2020 as described below.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – EQUITY

The Company has authorized 20,000,000 shares of $0.0001 par value of common stock. The Company does not have any other authorized classes of shares.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have material related party transactions but may in the future.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Wayflyer Credit Agreement
On April 1, 2021, the Company entered into a Merchant Cash Advance Agreement to solely procure up to $880,000 worth of inventory and to be repaid from future sales. In the credit agreement, the lender is entitled to a 7 percent transaction fee and 35 percent of all the Company's sales receipts on a daily basis until a total of $941,600 has been repaid.

Management's Evaluation
Management has evaluated subsequent events through May 16, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Whipr

Paddle, Ski, Row +



Website | Oceanside, CA

A full-sized workout, stored next to your sneakers. Whipr is a portable ERG machine designed for Paddle, Row, Ski, Swim, Surf, Kayak, Canoe, Dragon Boat & multi sport training.

$0.00 raised

0 Investors	**$20M** Valuation
$1.15 Price per Share	**$250.70** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Whipr's Advisory Board includes FUBU CEO and Shark Tank star Daymond John and 4 x Crossfit Games winner Rich Froning Jr.
- #2 highest funded fitness Kickstarter in history raising $3.51M from 9,100 backers. Pre-sales since August 2020 exceed $5.7M with over 11,500 customers. Over the next 12 months we intend to continue growth with new products, VR compatibility and a subscription service.
- The global fitness industry is an $11 billion market, and Whipr has been granted a strong patent allowance for portable ERG machines and our rowing accessory. Our applications extend beyond this market with medical trials in progress.

Get a full-sized workout from a portable machine

Imagine a rowing machine that fits in a suitcase or a 10-sport trainer that stores next to your sneakers. **That's Whipr.**

Whipr can replace an entire gym's worth of cardio equipment and, fully equipped, still costs less than the leading rowing machine.


Imagine A Rowing Machine That Fits In A Suitcase...
28"

THE PROBLEM

Cardio Machines: Expensive, Bulky, and Non-Portable

Treadmills, rowers, skiers, and bikes are all great - but they are **expensive**, **single-function**, **not portable,** and **not space friendly**.


Cardio Fitness Machines
Are Big Bulky Items

THE SOLUTION

Welcome to Whipr



Whipr is the first machine that answers this problem by creating a portable, multifunctional machine that is also cost-effective.


whipr
BLUETOOTH
WORKOUT COMPUTER
PLANETARY GEARBOX
AIR VENTS
PULL CORD
ANCHOR PUMP

So along with solving spatial and financial issues - we help motivate your workout with our app that tracks and uploads your workouts to online services like Strava, and in the near future will deliver our workout videos (free and subscription).

And lastly, the base unit is VR ready, adding a new level of excitement and motivation to our customer's workouts. We expect to be fully VR compatible by Q4 2021 after our consumer product rollout and subsequent sync with the Holofit Holodias servers.



APP & VR Training

We help motivate your work out with our app and our VR ready base unit.

**The above graphic contains images of our beta app which is currently not available to the general public.*

THE MARKET

Rowing into a Growing Market

The fitness equipment market size was valued at $11.5 billion in 2019 and is expected to reach $15.2 billion by 2027, registering a CAGR of 3.5% from 2020 to 2027. The cardiovascular training equipment segment, that Whipr is targeting, led in terms of fitness equipment market share in 2019 and is expected to retain its dominance throughout this forecast period (source).

While COVID created a huge boost in-home fitness sales due to gyms shutting their doors we expect the demand for fitness equipment to stay strong. In a survey published in July 2020, online broker TD Ameritrade found that 59% of Americans say they don't plan on renewing their gym memberships once the pandemic is over (source). We believe the opportunity for Whipr in the market, today and in the future, is gigantic.


The global home fitness equipment market is expected to grow by
$3.7 Billion
from 2019 to 2027



Source

OUR TRACTION

We've Been Pretty Busy

And yes, we've only been around for **8 months**.

We launched in August 2020 and have raised over **$5.7 million** in pre-orders and various campaigns since.

Month Over Month growth in the post-campaign period has been 47%, 94%, 80%, 156%, 4%, 5.5% - with the latter two months leveling out our growth commensurate with our advertising, establishing our expected trajectory of an average of 3-5% growth per month.

Here's more on our progress:


Raised over
$5.7 million in
pre-orders and
campaigns.


2020/21 Pre-Orders By $ Amount
(In Millions)
$6
$5
$4
$3
$2
$1
$0
AUG SEP OCT NOV DEC JAN FEB MAR


Expected
growth pattern
of an average
of 3-5% per
month.

WHAT WE DO

Paddle. Ski. Row +

The Whipr base unit is the core of our 'ecosystem' - able to be used on its own for plyometric movements or be combined with our patent-pending accessories to train for stand-up paddling, skiing, rowing, swimming, kayaking, surfing, canoeing, and dragon boating.

The base unit is an **ERG machine** - meaning it measures work effort with its onboard computer. The session logs are stored onboard, or transferred to online services like Strava via our app, which also serves as a recording and tracking device.

Here's more on our product line:

Whipr Base Unit





Rowing Accessory

Ski Accessory





Stand Up Paddle Accessory

Kayak Attachment And Paddle





Ankle Straps

Swim & Surf Accessory



THE BUSINESS MODEL

How and Where We Will Grow

We run a DTC sales model with products available via our website. We are also establishing wholesale distributor relationships, and have signed deals for Australia and, New Zealand with, the Netherlands, and Korea in negotiations. Consumer sector:

- Our AOV has grown in 2021 from $521 to $814 and now $830.50 since launching on Shopify.
- Our gross profit margin on our most purchased items averages at 62%. This will increase to 60% when we are no longer in the pre-order stage and selling at MSRP.
- Our Operating Margin averages at 25.7%.
- Initial orders from wholesale businesses are around $50k with their initial test batches.


Average Order Value
$830.50
Gross Profit Margin
62%
Operating Margin
$
%
25.7%
Initial orders from Wholesale business
USD$50k

Medical applications and sales

We are also excited about the potential for growth in the medical space. We are currently participating in two university-led research studies that approached us for the purpose of integrating the Whipr base unit into their treatment plans.

The studies are being conducted at Duke University (1) (late 2021) and the University of Texas, Harry S. Moss Heart Trust for Cardiovascular Research (2) (starting 10/21). The studies are focused on:

1. Perioperative care and rehabilitation for COVID and post-op patients
2. Preventative care and treatment for patients of a non-drug responsive terminal heart condition

The video below shows Whipr being used in the early stages of the University of Texas trials. Should these studies prove successful it may open a market for Whipr in medical sales servicing over 6 million affected patients in the US each year.


Texas University
Harry S. Moss Heart Trust for Cardiovascular Research
"whipr base unit" research viability test
March 10, 2021



"After an extensive search, we have identified Whipr as the best device available to integrate and place in our patients' homes. The small size, smooth motion, fine adjustment of resistance, and reasonable cost were the key features that attracted the Whipr to our team, and we are working with engineers at Recreational Equipment Incorporated (REI) to build the Whipr into a small, comfortable device to use in our studies."

Benjamin D. Levine, M.D., FACC, FAHA, FACSM
Director, Institute for Exercise and Environmental Medicine
S. Finley Ewing Jr. Chair for Wellness at Texas Health Presbyterian Dallas
Harry S. Moss Heart Chair for Cardiovascular Research

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*


GROWTH SECTORS
eCommerce
Medical Sales
Wholesale
Hospitality
Military

HOW WE ARE DIFFERENT

We are Making Waves

We believe we are the only portable and space-efficient cardio ERG machine on the market, and also the smallest, most multifunctional machine that is compatible with Virtual Reality training apps.

This means Whipr has created an entirely new segment in the home and travel fitness market.


01:09
Minutes

We are pioneers in portable rowing machines, and in combining them with multiple other functions ensuring **less boredom, more freedom,** and **lower cost** than our competitors.


"Less Boredom, More Freedom, And Lower Cost"
whipr

THE VISION

The Next Steps

We plan on...

- **Expanding** the product line and virtual reality training options.
- **Building** out our subscription service
- **Releasing** more SKU's that complement the ecosystem

Here's a sneak peek at our next products

PRO MODEL
The pro model of our base unit is designed for professional use by commercial gyms, hotels (in-room fitness), personal trainers, rehab centers, and medical applications as well as for the home fitness enthusiasts that make up our core following. The production model will be slightly larger and will include features such as a longer cord, finer resistance adjustment, quieter operation, upgraded construction materials, and a high-resolution screen.

WALL MOUNT
Our wall mount enables more permanent installations. We're developing it along with the help of adaptive sports athletes who are not able to use traditional rowers due to being wheelchair-bound. We also see it working really well in rehabilitation centers and home gyms. This is a highly requested item that we expect to sell really well to our current and future client base.



**This product is in development and intended for release in late 2021. The images are computer renderings generated by our design engineers.*

SKI ADAPTER FOR WALL MOUNT
Expanding on our wall mount is a commercial-grade ski attachment for one or two base units. Again, a very highly requested item for users who do not have a convenient door to attach our current travel ski accessory option.



**This product is in development and intended for release in late 2021. The images are computer renderings generated by our design engineers.*

DRAGON BOAT SEAT

The dragon boat seat is an add-on to our rower, turning it into a highly functional training tool for the more than 50 million dragon boat paddlers worldwide (source). This is a highly requested item that we're excited to release.



**This product is in development and intended for release in late 2021. The images are computer renderings generated by our design engineers.*

OUR LEADERSHIP

Meet the Team

Luke Tipple, a well-known Discovery Channel host, is the founder of Whipr. Luke was responsible for its launch, along with customer service, campaign management, web design, video production, and photography from inception through to over $5 million in sales. He's since expanded the contracted and in-house team to include key people to manage finances, advertising, growth management, inventory, manufacturing, future product development, shipping, and logistics.

Luke is joined by Shark Tank star & CEO of FUBU Daymond John who first took interest when the Kickstarter exceeded $1m raised in just 6 days and now serves as an Advisor.



Together we lead a diverse group of industry experts, fitness fanatics, engineers, product designers and marketing specialists. We're carving out a new niche in the fitness industry, and we have the product and the people to own it.

WHY INVEST

High-Demand Fitness

Whipr is one of the hottest product launches of 2020/21 in one of the most in-demand verticals on the planet: fitness. **We're inviting you to be part of our success story.**

Meet Our Team



Luke Tipple

CEO

Luke is the founder of whipr. The idea came to him as he was working for Discovery Channel hosting Shark Week shows and he needed a fitness device to take on the road with him. Luke is a marine biologist and shark expert who transitioned into television hosting and then became the Executive Producer for several production companies. Whipr, Inc. is now his primary focus.



Daymond John

Advisory Board Member & Partner

Daymond John has come a long way from turning a $40 budget into FUBU, a $6 billion fashion game-changer. Throughout his career, Daymond has continued to be an entrepreneur in every sense of the word. He is not only a pioneer in the fashion industry but a Shark on the 4-time Emmy Award-winning Shark Tank, a New York Times best-selling author, branding guru, and highly sought-after motivational speaker. Daymond is a Board Member and Advisor and not an employee of whipr.



Rich Froning Jr

Advisory Board Member & Partner

Rich Froning Jr. is an American professional CrossFit athlete known for his achievements in participating in the CrossFit Games. He became the first person to win the title of "Fittest Man on Earth" four times with his first-place finish in the 2011, 2012, 2013, and 2014 CrossFit Games. Rich is a Board Member and Partner and not an employee of whipr.



Adrian Lee

Director of Global Supply Chain

Adrian manages all aspects of production and product development for whipr. He is an industry leader in the consumer product goods industry with over 15 year's experience. His knowledge in all aspects of global supply chain management, and working with various national retail chains have given him valuable insight into the overall industry. Adrian is a full-time employee of whipr.



Braxton DeCamp

Financial Analyst

Braxton is an experienced FP&A Analyst with a demonstrated history of working in the financial services and technology industries. He's also an avid CrossFit member and was originally a customer of whipr before joining the team. Braxton is a contractor and works 5-10 hours a week for whipr.



Margaret Fortner

Head of Growth

Margaret is an experienced growth manager and has over $100mm in lifetime performance and branding-focused marketing spends across Paid Search, Paid Social, Programmatic Display, Out of Home (OOH), and Digital Video. Margaret is a contractor and works 5-10 hours a week for whipr.



Scott Mautner

Legal Council

Scott is a transactional attorney and outsources general counsel specializing in technology, media, and telecom. Formation and governance of companies, risk management, and regulatory compliance. Mergers and acquisitions. Scott is on-call counsel for Whipr.



Jeroen Molinger

Medical applications advisor

Jeroen is program director of the LEEP-COVID Research Taskforce and Senior Lead Clinical Exercise Physiologist at Duke University Medical Center. He joined whipr as an on-call advisor to guide future medical applications and provide counsel on the required technoloigy for integrations into existing medical programs.



Jordan Sansom

Design Project Lead

Jordon is one of the first people to see whipr and has helped realize its development from the back of the napkin inception through to production. He has a decade of experience working with different organizations and brands to help bring new ideas to market. He works for Shape Industries who is the contracted lead product design agency for Whipr, Inc.



Tiziano Cousineau

Primary Designer

Tiziano Cousineau is the primary designer for whipr's products. He's passionate about all things mechanical and the fitness space. He works for Shape Industries who is the contracted lead product design agency for Whipr, Inc.



David Riley

Design Leadership

David is the Director of Design Innovation at Shape Products Inc. and one of the lead designers on Whipr's products. He works for Shape Industries who is the contracted lead product design agency for Whipr, Inc.



Chris Freeman

Advisor and product design

Chris is the Co-Founder & Owner of Black Project Hawaii, manufacturers of arguably the world's best high-performance paddles and fins. Chris serves as a highly valued advisor and product designer for whipr.



Ron Tsang

Design and Prototype leadership

Ron is the owner of Shape Products LLC, whipr's product design agency.



Rebecca Tipple

Partner

Rebecca is married to the founder and co-owner of ARLU Investments, the princple share holder.

Offering Summary

Company	Whipr, Inc.
Corporate Address	3784 Mission Ave Ste 148, Oceanside, CA 92058
Offering Minimum	$9,999.25
Offering Maximum	$1,069,999.10
Minimum Investment Amount (per investor)	$250.70

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	8,695
Maximum Number of Shares Offered	930,434
Price per Share	$1.15
Pre-Money Valuation	$19,952,500.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 8% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 5% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 2% Bonus Shares.

Amount-Based:

$500+ | Tier 1

Receive an additional 10% off any order made through our website.

$1000+ | Tier 2

2% Bonus Shares + Whipr hat + additional 10% off an order made through our website.

$2,500+ | Tier 3

3% Bonus Shares + Whipr hat + your choice of a row package ($788 MSRP) or a paddle/ski package ($657 MSRP). Product supplied excluding shipping and taxes.

$5,000+ | Tier 4

4% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and tax

$10,000+ | Tier 5

6% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and taxes.

** Note these perks do stack with the other live offering perks.*

The 10% StartEngine Owners' Bonus

Whipr will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Whipr to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

startengine

©2021 All Rights Reserved

About

Our Team

Equity Crowdfunding 101

Blog

StartEngine Careers

Portfolio Job Board

Companies

Get Funding

How It Works

Why StartEngine

Founder FAQ

Refer Founders

Partnerships

Investors

Start Investing

Investing 101

Investor FAQ

Earn 10% Bonus

Form CRS

Legal/Contact

Terms of Use

Privacy Policy

Disclaimer

Annual Reports

Help Center

Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

This offering is not live or open to the public at this moment.

Whipr

Paddle, Ski, Row +



Website Oceanside, CA

A full-sized workout, stored next to your sneakers. Whipr is a portable ERG machine designed for Paddle, Row, Ski, Swim, Surf, Kayak, Canoe, Dragon Boat & multi sport training.

$0.00 raised

0 Investors	**$20M** Valuation
$1.15 Price per Share	**$250.70** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Whipr's Advisory Board includes FUBU CEO and Shark Tank star Daymond John and 4 x Crossfit Games winner Rich Froning Jr.
- #2 highest funded fitness Kickstarter in history raising $3.51M from 9,100 backers. Pre-sales since August 2020 exceed $5.7M with over 11,500 customers. Over the next 12 months we intend to continue growth with new products, VR compatibility and a subscription service.
- The global fitness industry is an $11 billion market, and Whipr has been granted a strong patent allowance for portable ERG machines and our rowing accessory. Our applications extend beyond this market with medical trials in progress.

OVERVIEW


Whipr is your all-in-one portable cardio gym, for those who like variety in their workout.
whipr


Paddle
Ski
Row
& More
Get 10 different workouts, anywhere you can imagine for an affordable price.

THE PROBLEM

Our technology replaces bulky, space-consuming, single-purpose cardio machines.



THE SOLUTION



Whipr's paddle, ski, row system offers a full sized workout and fits in a standard 30" suitcase.

THE MARKET


We're initially targeting the cardio equipment segment, the largest market share of the $11.5B fitness equipment market.
The global home fitness equipment market is expected to grow by
$3.7 Billion
from 2019 to 2027

Source

THE BUSINESS MODEL



Our earnings are driven by a gross profit margin of 62%.
GROWTH SECTORS
eCommerce
Military
Medical Sales
Hospitality
Wholesale



Our direct to consumer channels have an Average Order Value of $830.
WHOLESALE RELATIONSHIPS IN NEGOTIATION
The Netherlands
Australia
Korea
New Zealand

OUR LEADERSHIP



Luke Tipple
Founder & CEO
Daymond John
Advisory Board Member
Rich Froning, Jr.
Advisory Board Member
We're led by well known Discovery Channel Host - CEO Luke Tipple.
Shark Tank investor Daymond John and Crossfit legend Rich Froning are on our Advisory Board.

TRACTION



The base unit is compatible with Virtual Reality trainers and we've already been granted a patent on our base unit and rower accessory.
Use Our App To Track Your Training Sessions!



2020/21 Pre-Orders By $ Amount
(In Millions)
$6
$5
$3
$2
$1
$0
AUG SEP OCT NOV DEC JAN FEB MAR
We were the 2nd highest fitness Kickstarter with 9,100 backers and have over $5.7M of presales from 11,500 customers.

WHY INVEST

We've done all of this within our first 10 months.



After an extensive search, **we have identified Whipr as the best device available** to integrate and place in our patients' homes.

Benjamin D. Levine, M.D., FACC, FAHA, FACSM

A PEAK INTO THE FUTURE



*This Product Is In Development And Intended For Release In Late 2021. The Images Are Computer Renderings Generated By Our Design Engineers.

We're just getting started. Own a part of Whipr today.

Invest starting at $250.70.

INVEST IN WHIPR

Meet Our Team



Luke Tipple

CEO

Luke is the founder of whipr. The idea came to him as he was working for Discovery Channel hosting Shark Week shows and he needed a fitness device to take on the road with him. Luke is a marine biologist and shark expert who transitioned into television hosting and then became the Executive Producer for several production companies. Whipr, Inc. is now his primary focus.



Daymond John

Advisory Board Member & Partner

Daymond John has come a long way from turning a $40 budget into FUBU, a $6 billion fashion game-changer. Throughout his career, Daymond has continued to be an entrepreneur in every sense of the word. He is not only a pioneer in the fashion industry but a Shark on the 4-time Emmy Award-winning Shark Tank, a New York Times best-selling author, branding guru, and highly sought-after motivational speaker. Daymond is a Board Member and Advisor and not an employee of whipr.



Rich Froning Jr

Advisory Board Member & Partner

Rich Froning Jr. is an American professional CrossFit athlete known for his achievements in participating in the CrossFit Games. He became the first person to win the title of "Fittest Man on Earth" four times with his first-place finish in the 2011, 2012, 2013, and 2014 CrossFit Games. Rich is a Board Member and Partner and not an employee of whipr.



Adrian Lee

Director of Global Supply Chain

Adrian manages all aspects of production and product development for whipr. He is an industry leader in the consumer product goods industry with over 15 year's experience. His knowledge in all aspects of global supply chain management, and working with various national retail chains have given him valuable insight into the overall industry. Adrian is a full-time employee of whipr.



Braxton DeCamp

Financial Analyst

Braxton is an experienced FP&A Analyst with a demonstrated history of working in the financial services and technology industries. He's also an avid CrossFit member and was originally a customer of whipr before joining the team. Braxton is a contractor and works 5-10 hours a week for whipr.



Margaret Fortner

Head of Growth

Margaret is an experienced growth manager and has over $100mm in lifetime performance and branding-focused marketing spends across Paid Search, Paid Social, Programmatic Display, Out of Home (OOH), and Digital Video. Margaret is a contractor and works 5-10 hours a week for whipr.



Scott Mautner

Legal Council

Scott is a transactional attorney and outsources general counsel specializing in technology, media, and telecom. Formation and governance of companies, risk management, and regulatory compliance. Mergers and acquisitions. Scott is on-call counsel for Whipr.



Jeroen Molinger

Medical applications advisor

Jeroen is program director of the LEEP-COVID Research Taskforce and Senior Lead Clinical Exercise Physiologist at Duke University Medical Center. He joined whipr as an on-call advisor to guide future medical applications and provide counsel on the required technoloigy for integrations into existing medical programs.



Jordan Sansom

Design Project Lead

Jordon is one of the first people to see whipr and has helped realize its development from the back of the napkin inception through to production. He has a decade of experience working with different organizations and brands to help bring new ideas to market. He works for Shape Industries who is the contracted lead product design agency for Whipr, Inc.



Tiziano Cousineau

Primary Designer

Tiziano Cousineau is the primary designer for whipr's products. He's passionate about all things mechanical and the fitness space. He works for Shape Industries who is the contracted lead product design agency for Whipr, Inc.



David Riley

Design Leadership

David is the Director of Design Innovation at Shape Products Inc. and one of the lead designers on Whipr's products. He works for Shape Industries who is the contracted lead product design agency for Whipr, Inc.



Chris Freeman

Advisor and product design

Chris is the Co-Founder & Owner of Black Project Hawaii, manufacturers of arguably the world's best high-performance paddles and fins. Chris serves as a highly valued advisor and product designer for whipr.



Ron Tsang

Design and Prototype leadership

Ron is the owner of Shape Products LLC, whipr's product design agency.



Rebecca Tipple

Partner

Rebecca is married to the founder and co-owner of ARLU Investments, the princple share holder.

Offering Summary

Company	Whipr, Inc.
Corporate Address	3784 Mission Ave Ste 148, Oceanside, CA 92058
Offering Minimum	$9,999.25
Offering Maximum	$1,069,999.10
Minimum Investment Amount (per investor)	$250.70

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 8,695

Maximum Number of Shares Offered : 930,434

Price per Share : $1.15

Pre-Money Valuation : $19,952,500.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 8% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 5% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 2% Bonus Shares.

Amount-Based:

$500+ | Tier 1

Receive an additional 10% off any order made through our website.

$1000+ | Tier 2

2% Bonus Shares + Whipr hat + additional 10% off an order made through our website.

$2,500+ | Tier 3

3% Bonus Shares + Whipr hat + your choice of a row package ($788 MSRP) or a paddle/ski package ($657 MSRP). Product supplied excluding shipping and taxes.

$5,000+ | Tier 4

4% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and tax

$10,000+ | Tier 5

6% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and taxes.

** Note these perks do stack with the other live offering perks.*

The 10% StartEngine Owners' Bonus

Whipr will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Whipr to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

startengine

©2021 All Rights Reserved

About

Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies

Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors

Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact

Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: NARRATOR

Meet whipr. A portable, multifunctional, E.R.G. cardio resistance machine.

VO: NARRATOR

With whipr you can stand up paddle… cross country ski… row… swim… kayak… canoe… train burst plyometric movements and more

VO: NARRATOR

Since launching in August 2020, Whipr became the second highest funded fitness project on Kickstarter raising over $3.5 million dollars from over 9000 backers.

Sales to date are over $5.7 million dollars

VO: NARRATOR

Whipr's Advisory board includes Shark Tank star and CEO of FUBU Daymond John, 4 x crossfit games champion Rich Froning, and our founder, Discovery Channel's Luke Tipple.

VO: LUKE

Whipr solves a problem that we all have, how to fit full sized training machines into valuable floorspace in your home. Our base unit and accessories comfortably fit in a suitcase for travel or storage while still delivering a full sized workout experience at a budget conscious price. Bluetooth connectivity and VR compatibility enhance the experience and keep our users motivated.

NARRATOR

As a company, Whipr is ready to take on the $11 billion global fitness equipment industry.

DAYMOND

"I invested in whipr because I saw the need for a machine like this as the home fitness market is undeniably exploding. But, I don't just invest in businesses, I invest in people and Luke and the entire team are amazing. They understand what they are doing and they are obsessed with their customers"

NARRATOR

In the past few months we've been given a utility patent allowance on our base unit and rower, are patent pending on our ski accessory, have secured our first international distributor deals in Australia, New Zealand and Taiwan, established distribution centers in Hong Kong and the US and hired leading experts in the fitness space.

RICH

“Once I heard about this thing I reached out and spoke to the whipr team and I was so impressed that I decided to join the team. I’ll be working with them on product testing and development to ensure that this thing is built to the standards that we all expect”

NARRATOR

But whipr is not just a consumer product, we’re currently participating in two university led medical studies in perioperative rehabilitation and heart failure prevention.

Should these studies go as expected, whipr could help millions of patients in the US alone.

LUKE

We believe whipr has grown at an incredible pace but to maintain this momentum we need to expand. We anticipate this raise will help us purchase more inventory, release new products, increase our production capacity, expand our distribution network and release a subscription service to our customer base.

LUKE

We believe the fitness market is booming and we have the right team to make our company a global success story. I’m inviting you to own a piece of whipr and join us on our journey.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.